September 17, 2008

Via EDGAR & FedEx

Mr. Joseph A. Foti

Senior Assistant Chief Accountant, Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, DC 20549

Re:	Elbit Systems Ltd.
Form 20-F for the year ended December 31, 2007
Filed May 28, 2008
File No. 000-28998

Dear Mr. Foti:

Set forth herein are our responses to the comments contained in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 31, 2008, with respect to our Form 20-F for the fiscal year ended December 31, 2007, filed on May 28, 2008. A courtesy copy of this letter has been sent to the Staff’s examiners via courier. For your convenience, we have reprinted the Staff’s written comments below prior to our responses.

Form 20-F for the year ended December 31, 2007

Operating Financial Review and Prospects – Management’s Discussion and Analysis, page 80

— Summary of Operating Results, page 93

1.

We note that you discuss the results of operations by revenues and gross profit. In future filings, please revise to discuss and analyze revenues and cost of revenues (rather than margins) separately. Because margins are impacted by both revenues and cost of revenues, we believe a separate discussion of cost of revenue results is appropriate. Also, in your discussion of revenue results, please quantify factors such as price, mix, and volume changes. Additionally, please expand your discussion of cost of revenue, marketing and selling expenses, and general and administrative expenses, to quantify and discuss the significant cost components within these broad categories, such as product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that marketing and selling expenses in 2007 were $157.4 million as compared to $111.9 million in 2006, but you do not give any reasons for the increase nor quantify the nature of any amounts that contribute to the increase.

Response – In future filings the Company will so revise its discussion and provide the applicable analysis regarding the above-mentioned items in accordance with Interpretive Release 33 – 8350; 34 – 48960; FR – 72 (Dec. 29, 2003).

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

— Liquidity and Capital Resources, page 101

2.

In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.

Response – In future filings the Company will so expand the liquidity discussion to cover the three-year period covered by the financial statements.

Item 11. Quantitative and Qualitative Disclosure of Market Risk, page 137

3.

We note you have identified exchange rate risk and interest rate risk as market risks. Please revise future filings to provide quantitative information of these risks in accordance with one of the three disclosure alternatives set forth in Item 11(a)(1) of Form 20-F.

Response – In future filings the Company will so revise the discussion of exchange rate risk and interest rate risk to provide quantitative information of those risks in accordance with the requirements of Item 11(a)(1) of Form 20-F.

Reports of Independent Registered Public Accounting Firms

4.

We note that the audit report of Elisra Electronic Systems Limited indicates that the auditors did not audit the financial statements of certain consolidated subsidiaries, but relied on the reports of the other auditors. In order to ensure that all the appropriate audit reports have been included in the Form 20-F, please tell us the names of each of the subsidiaries of Elisra Electronic Systems Limited which were not included in the consolidated audit but whose financial statements were audited by other auditors and relied upon by the auditors of Elisra Electronic Systems Limited.

Response – The Elisra subsidiaries that were consolidated in Elisra’s 2007 consolidated reports were: Tadiran Electronic Systems Ltd. (“Tadiran Systems”), Tadiran Spectralink Ltd. (Tadiran Spectralink”) and Microwave Networks Solutions, Inc. (“MNSI”). The financial statements of Tadiran Systems and Tadiran Spectralink were audited by Brightman Almagor & Co. (Deloitte & Touche) and the financial statements of MNSI were audited by Hoberman, Miller, Goldstein & Lesser, P.C. The reports of the independent accountants as to each of those three audits appear in the initial pages of Item 18, which begins on page 140 of the Company’s Form 20-F.

5.

We note that the audit report of Talla-Com, Tallahassee Communications Industries, Inc. is dated March 6, 2006. In light of the fact that the report discloses that it covers the financial statements for the period ended December 31, 2007, please revise to include an appropriately dated audit report.

Response – In the EDGAR version of the 20-F, there was an inadvertent typographical error in the date of the audit report for Talla-Com, Tallahassee Communication Industries, Inc. As indicated in the signed copy of the audit report attached hereto, the actual date is March 6, 2008.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

Audited Financial Statements

Statements of Income, page 152

6.

We note your presentation of financial expenses on a net basis on the face of the statements of income. In light of the fact that it appears from your disclosure in Note 21 that the amount of interest income is significant, please separately disclose interest expense and interest income on the face of the statements of income in future filings. See Rule 5-03(b)(7) and (b)(8) of Regulation S-X.

Response – In future filings, if the amount of interest income will be material, the Company will separately disclose interest expense and interest income on the face of the statements of income.

7.

It appears from your discussion of your business and types of contracts in Item 4 of the Form 20-F that revenue is generated by both products and services. In future filings, to the extent that the amounts related to each of these types of revenue is material, please separately disclose the revenue from products and the revenue from services on the face of the statements of income. Costs of revenues should similarly be separately disclosed for both products and services. See Rules 5-03(b)(1) and (2) of Regulation S-X.

Response – In future filings, to the extent revenues generated by products and revenues generated by services are each material, the Company will provide separate disclosure on the face of the statements of income, as well as separate disclosure of costs of revenues for products and for services in accordance with the requirements of Rules 5-03(b)(1) and (2) of Regulation S-X. In the reported periods included in the Company’s 2007 Form F-20, revenues generated from services were not material (less than 10% of revenues).

Statement of Changes in Shareholders’ Equity, page 153

8.

In future filings, please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in your statements of changes in shareholders’ equity or in the notes to the Company’s financial statements. Refer to the disclosure requirements outlined in paragraph 25 of SFAS No. 130.

Response – In future filings, the Company will revise the statements of changes in shareholders’ equity or the notes to the Company’s financial statements to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, in accordance with the requirements of paragraph 25 of SFAS No. 130.

Statements of Cash Flows, page 155

9.

We note your presentation of short-term deposits on a net basis on the statement of cash flows. In light of your disclosure in Note 2E that these deposits have maturities greater than three months but less than one year, please explain to us why you believe it is appropriate to present these amounts on a net basis in the statement of cash flows. See paragraphs 11-13 of SFAS No. 95. Similarly, please tell us why you believe the net presentation for short-term bank credit and loans is appropriate.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

Response – In 2007, most of the amount that was presented in “short-term deposits, net” in the statement of cash flows was derived from liquidation of short-term investments in Tadiran after its acquisition by the Company. The amounts that were deposited in 2007 and netted from this amount are not material and thus were not disclosed in a separate line item.

The “change in short-term bank credits and loans, net” in 2007 amounted to $7.4 million. This amount included $9.4 million of change in bank credits for short periods, which according to paragraph 13 of SFAS No. 95 can be disclosed in a net amount. The balance of $2 million related to a short-term bank loan which was considered as not material and as such was not presented separately.

In future filings, the Company will revise the applicable amounts according to the Staff’s comment above.

Notes to the Financial Statements

Note 1. General, page 157

10.

We note that in connection with the acquisition of Tadiran, you recognized goodwill in the amount of $194,100. In future filings, please disclose a description of the factors that contributed to a purchase price that results in recognition of goodwill and the amount of goodwill that is deductible for income tax purposes. See paragraphs 51b and 52c of SFAS No. 141.

Response – In future filings the Company will disclose a description of the factors which resulted in recognition of goodwill and the amount of goodwill that is tax deductible. The goodwill related to the Tadiran acquisition is not deductible for tax purposes.

Note 2. Significant Accounting Policies

T. Research and Development Costs, page 168

11.

We note from your disclosure that customer-sponsored research and development costs incurred pursuant to contracts are accounted for as part of the contract costs. In future filings, please revise the notes to the financial statements to disclose the terms of the significant agreements under the research and development arrangement (including royalty arrangements, purchase provisions, license agreements, and commitments to provide additional funding) as of the date of each balance sheet presented, and the amount of compensation earned and costs incurred under such contracts for each period for which an income statement is presented. See paragraph 14 of SFAS No. 68.

Response – In future filings the notes to the financial statements will discuss, consistent with the requirements of paragraph 14 of SFAS No. 68, the terms of significant agreements under research and development arrangements performed for others as of the date of each balance sheet presented, as well as the other applicable disclosures specified in the Staff’s comment above.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

AA. Variable Interest Entities, page 172

12.

We note your disclosure that because Elbit Systems is the primary beneficiary, U-TacS, a VIE, is consolidated in Elbit Systems’ financial statements. Please revise the notes to the financial statements in future filings to include the disclosures required by paragraphs 23-26 of F1N46(R) as applicable, or explain why you do not believe any additional disclosures are required.

Response – The Company holds majority voting rights in U-TacS (51%), and therefore according to paragraph 23 of FIN 46(R) the Company is not required to make additional disclosures. In future filings the Company will indicate in its financial statements its majority voting rights in U-TacS.

Note 3. Trade Receivables, Net, page 174

13.

We note from your disclosure in Note 3 that trade receivables includes an amount representing unbilled receivables. In future filings, please revise the notes to the financial statements to include a general description of the prerequisites for billing. Also, separately disclose billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization. Include a description of the nature and status of the principal items comprising such amount. Additionally, please state the amounts included in each item which are expected to be collected after one year. See Rule 5-02(3) of Regulation S-X.

Response – In future filings the notes to the financial statements will be revised, consistent with Rule 5-02(3) of Regulation S-X, to include a general description of the prerequisites for billing. In addition, the Company will separately disclose billed or unbilled amounts representing claims or other similar items subject to uncertainty concerning their determination or ultimate realization, including a description of the nature and status of the principal items comprising such amounts, as well as the amounts included in each item which are expected to be collected after one year.

Note 8. Long-Term Deposits and Securities, page 181

14.

We note your disclosure that based on fair value indications received and valuation models applied by the investment banks and an analysis of other-than temporary impairment factors, you recorded an impairment charge of approximately $10 million during 2007 on your auction rate securities holdings. Please tell us, and disclose in future filings, the nature of the assumptions included in your other-than-temporary impairment analysis and the valuation techniques used to determine fair value. Also, please tell us and disclose in future filings why you believe the remaining balance of ARS securities is not impaired at December 31, 2007.

Response - The estimated fair value of the Company’s Auction Rate Securities (“ARS”) holdings at December 31, 2007 was $20.9 million. The fair value was determined based on evaluation models applied by investment banks that have acted as the Company’s broker in certain purchases of ARS positions, which estimated the value of the ARS according to the expected discounted cash flow (“DCF”) for each of the ARS. The DCF calculation was based

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com on the following parameters: the underlying securities, type of collateral, estimated duration, risk premium, insurance (if any), overall capital market liquidity conditions and comparable securities and market indexes. The principal assumptions of the model were: (1) the ARS will pay interest on time; and (2) the ARS will have an average term (estimated duration to reach full liquidity) of five years.

The Company had discussions with individuals with applicable expertise within the investment banks, and following a review of the relevant above-mentioned parameters and assumptions, the Company concluded that the value of each of the ARS derived from the investment banks’ models can be used as an estimate of its fair value. Based upon the above-described analysis, the Company believes that the balance of its ARS ($20.9 million) was not impaired as of December 31, 2007.

The Company will include the disclosure specified in the Staff’s comment above, as applicable, in its future filings.

Note 16. Taxes on Income

— D. Taxes On Income, page 194

15.

We note your disclosure of the taxes on income in both 2007 and 2006 includes an adjustment for the previous years. Please explain to us, and disclose in future filings, the nature of these adjustments and tell us why you believe it is appropriate to make the adjustments in 2007 and 2006, respectively, rather than through corrections to the financial statements of the periods to which the adjustments relate.

Response – The Company prepares its tax provisions in accordance with the rules and estimates that are applicable at the end of each year.

In 2006, the Company recorded a tax provision in an amount of $1.9 million as a result of the finalization by the Israeli Tax Authorities of the tax assessment for one of the Company’s subsidiaries, which increased the Company’s tax liability for prior years. This adjustment was a result of the Tax Authorities’ adoption of a change in its prior position with respect to its interpretation of the relevant rules.

In 2007, the Company adopted for the first time FIN 48 “Cumulative Impact of Change in Accounting for Uncertainties in Income Taxes”. Upon adoption, the provision for income taxes was revised to implement all applicable guidance under FIN 48.

The adjustment in the 2007 results for prior years included a reduction in tax liability of $12.0 million attributable to the Israeli operations of the Company and certain subsidiaries and a $2.3 million increase in tax liability attributable to the Company’s foreign subsidiaries. The adjustment in the Company’s foreign subsidiaries tax liability was a result of new information regarding deductible expenses received by the Company during the course of a tax audit in 2007, and as such, it was included in the 2007 provision.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

In Israel, the Company is entitled to tax benefits in respect of its “Approved Enterprise” status according to the Law for Encouragement of Capital Investments, 1959 (the “Law”).  The rules and the regulations of the Law are complex and can be interpreted in different ways. The Company also received in prior years a special tax benefit approval for future years that could be interpreted in different ways. The Company has provided for taxes under reasonable interpretations of the Law and of the tax benefit approval, while claiming the maximum benefits under other reasonable interpretations in its tax filings.

During 2007, the Israeli Tax Authorities conducted and finalized a tax audit for the years 2001 through 2005. The results of the final tax assessment by the Tax Authorities were in favor of the Company’s provision, thus resulting in the reduction to tax liability of $12.0 million referred to above. Consequently, and pursuant to the guidance of APB 20 as described below, the Company believes an adjustment of its tax liability as a result of the final assessment should be considered a change in estimate.

APB 20 paragraph 10 states that “... accounting estimates change as new events occur, as more experience is acquired, or as additional information is obtained.” As the Company’s provisions for taxes were revised due to the results of the tax audits, the Company believes that this change qualifies as a change in estimate rather than a correction of an error.

Note 17. Commitments and Contingent Liabilities

— C. Legal Claims, page 199

16.

We note your disclosure that in November 2007, a jury awarded damages against Kollsman and other defendants in the amount of $4,400 related to the Innovative Solutions and Support, Inc. trial. Please tell us if you have any amount accrued related to this jury award and if not, please tell us why you believe it is not appropriate to record an accrual in accordance with SFAS No. 5. Also, in future filings, please revise the notes to your financial statements to include the disclosures required by paragraphs 9-10 of SFAS No. 5. As part of your revised disclosure, please disclose the amount or range of potential losses to which you are exposed, to the extent such amounts exceed the amounts of any accruals that have been established. If no estimate of the range or amount of potential losses can be made, a statement to this effect should be included in the notes to your financial statements.

Response – The Company’s financial statement as of December 31, 2007 included an accrual, consistent with paragraphs 9-10 of SFAS No. 5, in the amount of $4.4 million relating to the litigation between Kollsman and Innovative Solutions and Support, Inc. It should be noted that, as indicated in the Company’s announcements on July 2, 2008 and September 3, 2008, this litigation has been fully and finally settled and applicable accruals have been recorded through the second quarter of 2008 and will be recorded in the third quarter of 2008.

17.

We note from your disclosure on page 122 of your Form 20-F that there is a pending arbitration claim between Elop and Rafael. Please revise your notes to the financial statements in future filings to disclose the nature of this arbitration and any exposure to amounts accrued. See paragraphs 9-10 of SFAS No. 5.

Response – The notes to the Company’s financial statements in future filings will contain any required disclosure, consistent with paragraphs 9-10 of SFAS No. 5, regarding the nature of the arbitration between Elop and Rafael and any exposure to amounts accrued.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

Note 18. Shareholders’ Equity, page 203

18.

We note that in 2007 a new stock option plan was approved, options were granted and a significant amount of compensation expense was recorded. In future filings, please consider including your accounting for stock compensation expense as a Critical Accounting Estimate in MD&A. Your revised disclosure should address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;
•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and
•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response – In future filings, consistent with the requirements of SEC Interpretive Release No. 33-8350, the Company will consider including its accounting for stock compensation expense as a Critical Accounting Estimate in the MD&A.

Note 19. Major Customer and Geographic Information, page 207

19.

We note from your disclosure that you operate in one reportable segment. In light of the different types of product lines and contracts and different types of customers, please explain to us why you believe it is appropriate to report under one operating segment. As part of your response, please address the criteria in paragraphs 10-16 of SFAS No. 131 that were used by management in determining the number of reportable segments.

Response – According to the Company’s analysis of the criteria specified in SFAS No.131 paragraph 10, the Company believes it has only one reportable segment, which is in the defense area.

As described by SFAS No. 131 paragraph 10, an operating segment is a component of an enterprise (subsections of paragraph 10 are quoted below and italicized):

“a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),”

The Company and its subsidiaries, including Tadiran and Elisra that were acquired during 2005 – 2007, (the “Group”), operate and are managed as a project-oriented entity. Projects are usually related to a specific product line. Certain projects are aggregated into a business unit (“BU”) structure utilized by the Group. The BU structure does not consist of all the projects in the same product line, and a BU may be engaged in projects covering more than one product line. Moreover, certain projects are included in more than one BU.

The BU structure was formed for managerial purposes only and does not reflect the product lines of the Group.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

There is no aggregation of results of operations and assets (except for revenues) for each product line. Assets are allocated to a BU only in cases where the BU is a legal entity, and not all BUs are legal entities.

“b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.”

The Company’s chief operating decision maker (“CODM”) reviews the BUs’ results (revenues and profits) solely for monitoring the BU structure utilized by the Group for management purposes as well as evaluation of managers’ performance. Resource allocation is performed on a per contract basis or a per BU basis but not on a product line basis.

The CODM considers which business to invest in according to the Group’s anticipated profitability from the contract/potential contracts or from the applicable entity and not based on the product line performance.

“c. Discrete financial information about the component is available.”

Discrete financial information is aggregated for each BU; however, it is not aggregated for each product line (except for revenues).

It should be emphasized that any adjustments necessary in order to reconcile the BUs’ operating results to the Company’s consolidated operating results would result in significant “double counting” amounts (since the same project may be included in more than one BU) rather than to inter-company transactions. As such, the Company believes that such presentation of the BUs would not be useful to the reader, due to the significance of the adjustment.

It should be noted that the CODM is supported by corporate/executive vice presidents who are given objectives on a Group-wide basis and assist the CODM in monitoring, resources allocation and managing Group-wide performance (“cross business units” monitoring and reporting). Examples of these Group-wide aspects that are managed by the CODM include: head-count, human cost, material cost, inventory, marketing, infrastructure, communication expenses, IT, legal and others. The existence of such cross business units monitoring emphasizes that the CODM does not allocate the Group resources based on review of the BUs’ operating results.

The major Group companies use similar manufacturing and/or engineering methods, tools and processes and also share vendor purchase agreements for raw materials and a part numbers cataloging system. Elbit Systems Ltd.’s operations include a production factory in Carmiel that serves a major portion of the Group’s operations.

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

Based on the aforementioned analysis, the Company believes that it does not satisfy the second and third criteria of paragraph 10 of SFAS No. 131, and therefore has only one operating segment. Consequently, paragraph 17 of SFAS 131 was not applied.

The Company will continue to provide in its financial statements details of revenues by products lines and geographical areas, long-lived assets by geographical areas and major customers in accordance with SFAS 131, paragraphs 37 - 39.

Schedule II. Valuation and Qualifying Accounts, page S-1

20.

We note from your disclosure that provisions for losses on long-term contracts increased by $19,176, not including the $37,093 increase related to the TadComm acquisition. Please tell us, and disclose in MD&A in future filings, the reasons for this increase in the provision. Also, tell us if the provisions relating to the TadComm acquisition were recorded as part of the purchase price allocation or if they were charged to expense during the year ended December 31, 2007. Additionally, please tell us, and disclose in MD&A in future filings, the reason for the increase in the provision for claims and potential contractual penalties and others during the year ended December 31, 2007.

Response – The increase in the provision for losses on long-term contracts (not including the increase relating to the TadComm acquisition) was due primarily to several fixed price projects that the Company, as part of its standard practice, reviewed and analyzed during 2007, in which the estimated cost increased in excess of expected revenues, and the Company recognized the expected losses in 2007. The provisions relating to the TadComm acquisition were recorded as part of the purchase price allocation. The main reason for the increase in the provision for claims and potential contracts and penalties and others during the year ended December 31, 2007 is a provision of $4.4 million related to the litigation between Kollsman and Innovative Solutions and Support, Inc. (see response to comment 16 above). The Company will revise its future filings accordingly.

*****

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Elbit Systems Ltd. By: /s/ Joseph Gaspar Name: Joseph Gaspar Title: Executive Vice President & Chief Financial Officer
cc:	Claire Erlanger U.S. Securities and Exchange Commission

David Block Temin, Adv. Elbit Systems Ltd.
Elizabeth Y. Cho, Esq. Troutman Sanders LLP
Ilan Gizbar Ernst & Young

Attachment

Elbit Systems Ltd. Advanced Technology Center, P.O.B 539, Haifa 31053, Israel

Tel.: 972-4-8316404. Fax: 972-4-8316944. Email: j.gaspar@elbitsystems.com Website: www.elbitsystems.com

HOBERMAN, MILLER,
GOLDSTEIN & LESSER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

220 WEST 2[redacted]
NEW YORK, NY [redacted]
(212) 463-0900 FAX (2[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors
Talla-Com, Tallahassee Communications Industries, Inc.

We have audited the accompanying consolidated balance sheets of Talla-Com, Tallahassee Communications Industries, Inc. and Subsidiaries as of December 31, 2007 and 2006 and April 29, 2007, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended, and for the period April 30, 2007 to December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Talla Com, Tallahassee Communications Industries, Inc. and Subsidiaries as of December 31, 2007 and 2006 and April 29, 2007, and the results of their operations and their cash flows for the years then ended and the period April 30, 2007 to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have any effect on the results of operations, shareholder's equity and cash flows for the years ended December 31, 2007 and 2006.

Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

March 6, 2008

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